
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360




10015748


SEC MAIL
PROCESSING
RECEIVED
MAY 19 2010
WASH, D.C.
193
SECTION

May 17, 2010

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 2255-8139.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

5/24


SAMSUNG
ELECTRONICS



2010 Investment Plan

On May 17, 2010, Samsung Electronics announced capital expenditure and R&D of 26 trillion Won, its largest annual investment ever, in order to secure growth drivers and further strengthen the Company's leadership in the global IT industry.

- Total Investment amount: KRW 26 trillion
  - Total capital expenditure : KRW 18 trillion
    * Semiconductors : KRW 11 trillion (KRW 9 trillion for memory business, KRW 2 trillion for System LSI business)
    * LCD : KRW 5 trillion
  - Investment in R&D : KRW 8 trillion


SAMSUNG
ELECTRONICS



Management Committee Decision

On May 17, 2010, the management committee of Samsung Electronics authorized an investment in the expansion of the existing Memory Line 15 and initial construction of Memory Line 16.

- Investment amount: KRW 2.52 trillion
- Purpose: To meet the growing market demand and to strengthen competitiveness.
- The groundbreaking ceremony for the new Memory Line 16 was held today in Hwaseong, Gyeonggi Province. Investment in the new line is expected to total approximately KRW 12 trillion to completion.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27 May 2009 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and the auditors for the year ended 31 December 2008;

2. To declare a final dividend for the year ended 31 December 2008;

3. To re-elect those retiring directors who have offered themselves for re-election;

4. To fix directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint auditors and to authorize the directors of the Company to fix their remuneration;

6. To consider as special business, and if thought fit, pass with or without amendments the following resolutions as ordinary resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorize the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. THAT:

Conditional upon the passing of resolution no. 6B, the general mandate granted to the directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as resolution no. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 24 April 2009

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting (or at any adjournment thereof) convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (b) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a clearing house (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a clearing house, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members of the Company in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting.

5. The registers of members of the Company will be closed from Monday, 25 May 2009 to Wednesday, 27 May 2009, both dates inclusive, during which no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited, at the above address no later than 4:30 p.m. on Friday, 22 May 2009.

As at the date of this notice, the board of directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Madhu Rama Chandra Rao and Mr. Giovanni Angelini as executive directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP, and Mr. Michael Wing-Nin Chiu as independent non-executive directors.

* *For identification purposes only*